FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002.

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

Total number of pages: 9

Page number of exhibit list: 2

EXHIBIT LIST

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION

Date: May 30, 2002

By: [signature]
Name: Kin-Man Lee
Title: Vice President, Corporate Controller

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENT OF INCOME
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended *March 31* *2002*	*Three months ended* *March 31* *2001*
REVENUES	$ 200,004	$ 199,033
OPERATING EXPENSES		
Wages and employee benefits	79,667	81,331
Newsprint	25,078	31,079
Other operating expenses	49,406	51,456
	154,151	163,866
OPERATING INCOME BEFORE THE UNDERNOTED	45,853	35,167
Management fees	1,275	-
Depreciation and amortization (note 2)	6,324	11,218
Financial expenses	8,969	11,774
Dividend income (note 3)	(49,863)	-
	(33,295)	22,992
INCOME BEFORE INCOME TAXES & NON-CONTROLLING INTEREST	79,148	12,175
Income taxes	10,250	4,747
Non-controlling interest	222	218
NET INCOME	$ 68,676	$ 7,210

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended	
	March 31 2002	*March 31 2001*
BALANCE - BEGINNING OF PERIOD	$ 144,442	$ 95,707
Net income for the period	68,676	7,210
Dividends on common stock	(39,015)	-
Interest on convertible obligation net of income taxes of $17,933 (note 3)	(30,534)	-
Adjustment on related party transaction (note 4)	(230)	-
BALANCE - END OF PERIOD	$ 143,339	$ 102,917

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended	
	March 31 2002	*March 31 2001*
Cash provided by (used for):		
OPERATIONS		
Net income	$ 68,676	$ 7,210
Items not involving cash:		
Depreciation of fixed assets	6,283	5,874
Amortization of goodwill & deferred charges	41	5,344
Future income taxes	1,000	1,093
Non-controlling interest	222	218
Other	347	402
	76,569	20,141
Changes in non-cash operating working capital	(4,274)	(4,212)
Change in receivable from Quebecor Media Inc. relating to dividend income (note 3)	70,684	-
Cash provided by operating activities	142,979	15,929
FINANCING		
Interest paid on convertible obligation (note 3)	(117,173)	-
Long-term debt	144	16,409
Repayment of long-term debt	-	(18,365)
Dividends on common stock	(39,015)	-
Other	(218)	(197)
Cash used in financing activities	(156,262)	(2,153)
INVESTMENTS		
Investment in related company (note 3)	(756)	-
Additions to fixed assets	(1,264)	(6,361)
Proceeds from disposal of assets	590	31
Other	-	(9)
Cash used in investing activities	(1,430)	(6,339)
INCREASE (DECREASE) IN CASH	(14,713)	7,437
CASH - BEGINNING OF PERIOD	39,168	3,447
CASH - END OF PERIOD	$ 24,455	$ 10,884

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEET
(Unaudited)
(Thousands of Canadian dollars)

	March 31 2002	*December 31 2001*
ASSETS		
CURRENT ASSETS		
Cash	$ 24,455	$ 39,168
Accounts receivable	105,613	110,371
Inventories	10,884	12,010
Prepaid expenses	4,710	3,507
Receivable from Quebecor Media Inc. (note 3)	24,658	95,342
Future income taxes	4,341	4,341
	174,661	264,739
FIXED ASSETS	221,742	227,199
INVESTMENT IN QUEBECOR MEDIA INC. (note 3)	1,600,000	1,600,000
GOODWILL	751,735	751,735
OTHER ASSETS	61,379	54,450
	$ 2,809,517	$ 2,898,123
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 91,437	$ 109,269
Income and other taxes	-	1,456
Deferred subscription revenue	16,375	15,213
Current portion of long term debt	20,000	5,000
	127,812	130,938
LONG-TERM DEBT	534,125	549,512
FUTURE INCOME TAXES	38,744	38,981
OTHER LIABILITIES	37,593	37,661
NON-CONTROLLING INTEREST	1,842	1,838
SHAREHOLDER'S EQUITY		
CONVERTIBLE OBLIGATION (note 3)	1,623,967	1,692,673
CAPITAL STOCK	301,801	301,801
RETAINED EARNINGS	143,339	144,442
TRANSLATION ADJUSTMENT	294	277
	2,069,401	2,139,193
	$ 2,809,517	$ 2,898,123

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Thousands of Canadian dollars)

1. Basis of presentation

The unaudited consolidated financial statements in this report have been prepared in conformity with generally accepted accounting principles in Canada and should be read in connection with Sun Media Corporation's ("the Company's") annual audited consolidated financial statements and notes thereto. The interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of the Company, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of the Company's business.

2. Changes in Accounting Policies

a) Business Combinations

In fiscal 2001, the Canadian Institute of Chartered Accountants ("CICA") issued section 1581, *Business Combinations,* of the CICA Handbook. Under section 1581, business combinations initiated after June 30, 2001 are to be accounted for as a purchase. Also, the section specifies that certain criteria for intangible assets acquired in a purchase method business combination must be met to be recognized and reported apart from goodwill. For purchase business combinations consummated after June 30, 2001, goodwill and intangibles are to be recorded and amortized in accordance with section 1581 and section 3062 of the Handbook (see item (b)). There have been no business combinations since June 30, 2001.

b) Goodwill and Intangible Assets

In fiscal 2001, the CICA issued section 3062, *Goodwill and Intangible Assets*, of the CICA Handbook. Section 3062 will require that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value. Section 3062 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The Company has adopted the provisions of section 3062, effective January 1, 2002.

In connection with section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the carrying amounts of its reporting units. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. Any transitional impairment will be recognized as an effect of a change in accounting policy and will be charged to opening retained earnings as of January 1, 2002. The Company has not yet determined the impact of this transitional goodwill impairment assessment on its financial statements.

Effective January 1, 2002, the Company had unamortized goodwill of $751,735 which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The table below outlines the impact of the change had it been applied retroactively.

	Three months ended March 31, 2002	Three months ended March 31, 2001
Net earnings	$68,676	$7,210
Add back goodwill amortization net of income taxes	-	4,989
Net earnings before goodwill amortization	$68,676	$12,199

(Thousands of Canadian dollars)

3. Convertible Obligation and Investment in Quebecor Media Inc.

On July 9, 2001, the Company issued a $1,600,000 Convertible Obligation to its parent, Quebecor Media Inc. ("QMI"). This Convertible Obligation is due July 14, 2007 and carries a rate of 12.15% per year, payable semi-annually. At the option of the Company, each payment may be deferred and paid in Common Shares of the Company. The Convertible Obligation is also convertible at the option of the Company into Common Shares of the Company. The first interest payment on the convertible obligation of $117,173 took place on February 14, 2002, and at March 31, 2002 the unpaid distribution on the convertible obligation amounted to $23,967. In the three-month period ended March 31, 2002, the interest on the convertible obligation amounted to $30,534, net of income taxes of $17,933.

The proceeds on the Convertible Obligation were invested into $1,600,000 Cumulative First Preferred Shares of QMI, which carry fixed cumulative preferential dividends at a rate of 12.50% per year, payable semi-annually. During the three months ended March 31, 2002, dividends of $49,863 payable by QMI by July 14, 2002, were declared on the Cumulative First Preferred Shares owned by the Company. On February 14, 2002, the Company received payment of dividend income of $120,547 from QMI, and at March 31, 2002, the unpaid dividend receivable from QMI was $24,658.

4. Acquisition of 3351611 Canada Inc. and Communications Gratte-Ciel Ltd.

On March 29, 2002, the Company acquired 3351611 Canada Inc. ("3351611") and Communications Gratte-Ciel Ltd. ("Gratte-Ciel") from its parent, QMI, for net cash proceeds of $756. As this transaction was between related parties, the excess of the purchase price over the net book value of the two acquired companies of $230 was recorded as an adjustment to retained earnings. 3351611 is the holding company of Gratte-Ciel, which operates two weekly publications, *the Montreal Mirror* and *Ici Montreal.*

5. Description of the business

The Company publishes urban dailies in eight of the top eleven markets in Canada and seven community dailies. The Company also publishes approximately 191 weeklies, buyer's guides and other specialty publications in communities across Canada and Florida. The Company's principal sources of revenue are from advertising and circulation sales.